

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 15, 2024

Sumit Mehta
Chief Executive Officer
Iris Acquisition Corp
3rd Floor Zephyr House
122 Mary Street, George Town
PO Box 10085
Grand Cayman KY1-1001, Cayman Islands

> **Re: Iris Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 7, 2024**
> **File No. 001-40167**

Dear Sumit Mehta:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note that you are seeking to extend your termination date to June 9, 2024, with the board able to extend up to an additional three months, which is a date that is beyond 36 months from your initial public offering. Since Nasdaq IM-5101-2 requires that a special purpose acquisition company complete a business combination within 36 months of the effectiveness of the IPO registration statement, please disclose that your proposal to extend your termination deadline beyond 36 months does not comply with this rule and describe the risks of your non-compliance with this rule, including that your shares may be subject to suspension and delisting from The NASDAQ Capital Market, or advise. In this regard, we further note your disclosure in the Form 8-K filed on January 2, 2024 that you received a written notice from NASDAQ informing you of your noncompliance with a different NASDAQ Listing Rule for continued listing. Please revise to disclose

whether you have regained, or are planning to regain, compliance for continued listing. If you are not planning to remain listed, please revise to disclose this fact and add appropriate risk disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kibum Park at 202-551-6836 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Chauncey Lane, Esq.